Mail Stop 3561

February 19, 2010

By U.S. Mail and facsimile to (404) 601-0181

David D. Cathcart
Chief Financial Officer
TRX, Inc.
2970 Clairmont Road, Suite 300
Atlanta, Georgia 30329

      Re: **TRX, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed February 23, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed April 24, 2009
               File No. 000-51478

Dear Mr. Cathcart:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director